Cono Italiano, Inc.
10 Main Street
Keyport, NJ 07735

Via Edgar Private Correspondence Filing

November 19, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Ms. Jenn Do
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	Cono Italiano, Inc. (the “Company”)
Form 8-K Item 4.01
Filed November 13, 2009
File No. 0-51388

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Letter dated November 18, 2009 (the “Comment Letter”) addressing the Company’s Form 8-K filed November 13, 2009.  With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

The Company has filed an amendment to the Form 8-K dated as of the date hereof to include a corrected Exhibit 16.1.

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	November 19, 2009

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Mitchell Brown
Mitchell Brown
Chief Executive Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP